Schedule A

Pursuant to paragraph 3 of this Contract, each class will pay a management fee at the annual rate set forth below of the average daily net assets of the class (computed in the manner set forth in the Trust Instrument) throughout the month.

Class	Rate	Effective Date
Liquidity	0.25%	November 14, 2024
OnChain	0.25%	March 13, 2025

FIDELITY HEREFORD STREET TRUST
on behalf of Fidelity Treasury Digital Fund

	By	/s/ Laura M. Del Prato
Laura M. Del Prato President and Treasurer

FIDELITY MANAGEMENT & RESEARCH
COMPANY LLC

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	By	/s/ Christopher J. Rimmer
Christopher J. Rimmer Treasurer

Date: March 13, 2025